Mail Stop 03-05
      February 16, 2005

Mr. T.M. Williams
President and Chief Executive Officer
Bingo.com, Inc.
Suite 1405, 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3

Re:	Bingo.com, Ltd.
	Amendment No.3 to Form S-4 filed February 8, 2005
	File No. 333-120120

Dear Mr. Williams,

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have changed the registrant from Bingo.com, Inc.
to Bingo.com, Ltd. on the cover of the registration statement.
However, please note that this name change should also be reflected in the EDGAR system.

Exhibit List

2. It appears that several of the exhibits from your exhibit list, such as the Agreement and Plan of Merger and the Bylaws, have either not been filed on EDGAR or have not been properly incorporated by reference. Please file or properly incorporate by reference all exhibits to this registration statement.



Exhibit 5.1

3. Please revise the introductory paragraph of the opinion to more clearly explain that the shares of the corporation will be exchanged for the shares of Bingo.com, Ltd. in the merger. Your current reference to the common stock of the corporation being "registered as shares of Bingo.com Limited" does not appear to accurately reflect the transaction.


******
Closing

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Daniel Morris at (202) 824-5228 or me at
(202)
942-2936 with any questions.


      Regards,



Sara W. Dunton
Branch Chief